
December 3, 2010

Timothy B. Goodell, Esquire
Senior Vice President and General Counsel
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

     Re: **Hess Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 1-01204

Dear Mr. Goodell:

     We completed our review of your Form 10-K and related filings as of November 15, 2010, and have no further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director